

Mail Stop 3561

December 23, 2015

Lewis L. Bird III
Chief Executive Officer
At Home Group, Inc.
1600 East Plano Parkway
Plano, Texas 75074

> **Re:** **At Home Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 11, 2015**
> **File No. 333-206772**

Dear Mr. Bird:

We have reviewed your amended registration statement and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Results of Operations

Thirty-nine Weeks Ended October 31, 2015 Compared to Thirty-nine Weeks Ended…

Net Sales, page 60

1. We note your comparable store sales increased 3.7% during the twenty-six weeks ended August 1, 2015 and 2.9% for the thirty-nine weeks ended October 31, 2015. Please tell us what caused the change in your comparable store sales in the most recent quarter ended October 31, 2015 and how you considered disclosing, to the extent applicable, the underlying reasons for the slowdown in your comparable store sales for the thirty-nine week period ended October 31, 2015, including whether management expects these factors to continue during the fourth quarter.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products